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W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com

June 24, 2014

VIA EDGAR SUBMISSION

C. Coy Garrison
Attorney-Advisor
EDGAR Operations Branch
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Teucrium Commodity Trust Teucrium Soybean Fund Registration Statement on Form S-1 (333-196210)

Dear Mr. Garrison:

Enclosed is Pre-Effective Amendment No. 1 to the registration statement filed on Form S-1 pursuant to the Securities Act of 1933, as amended (the “Registration Statement”) for Teucrium Commodity Trust (the “Registrant”). This Registration Statement is being filed electronically.

The Registration Statement is being filed to incorporate oral comments received by the Securities and Exchange Commission on June 3, 2014 with respect to the initial Registration Statement filed on May 23, 2014. These comments were to revise the prospectus to incorporate the Registrant’s recently filed Quarterly Report on Form 10-Q into the prospectus by reference, and to include as an exhibit to Pre-Effective Amendment No. 1, the consent of the outside auditors to the incorporation of their report on the Annual Report of the Trust on Form 10-K. The Registrant has incorporated its recently filed Quarterly Report on Form 10-Q into the prospectus, and the requested auditor’s consent is being filed as an exhibit to the Registration Statement.

If you have any questions on the foregoing, please do not hesitate to contact me at (202) 414-9208.

Sincerely,

/s/ W. Thomas Conner

W. Thomas Conner

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